July 15, 2019

Thomas Olinger
Chief Financial Officer
Prologis, Inc.
Prologis, L.P.
Pier 1, Bay 1
San Francisco, CA 94111

       Re: Prologis, Inc. and Prologis, L.P.
           Form 10-K for the year ended December 31, 2018
           Filed February 13, 2019
           File No. 001-13545 and File No. 001-14245

Dear Mr. Olinger:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities
cc:    Lori Palazzolo